Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on June 21, 2021.

3.	News Release:

On June 21, 2021, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On June 21, 2021, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Ely Gold Royalties Inc. (“Ely Gold”), pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Ely Gold (the “Ely Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia).

5.	Full Description of Material Change:

On June 21, 2021, the Company and Ely Gold entered into the Arrangement Agreement in respect of the Arrangement. The transaction will be effected by way of Arrangement and is subject to certain closing conditions, as described in more detail below.

Under the terms of the Arrangement Agreement, among other things, the Company would acquire all of the outstanding Ely Shares and in consideration therefore each holder of an Ely Share, at the effective time of the Arrangement, will have the option to receive either: (i) C$1.46 in cash (the “Cash Consideration”), or (ii) 0.2450 of a common share of the Company (the “GRC Share”) and C$0.0001 in cash (the “Share Alternative”), subject to pro-ration based on a maximum aggregate cash consideration of C$84 million and a maximum aggregate number of GRC Shares issued of 41,455,194, as more fully set forth in the Arrangement Agreement and the Arrangement.

In addition, pursuant to the Arrangement: (i) immediately prior to the acquisition of the Ely Shares by the Company described above, each outstanding option to purchase Ely Shares (the “Ely Options”) that is not exercised prior to the effective time of the Arrangement will be assigned and transferred by the holder thereof to Ely Gold and such holder will be entitled to receive a number of Ely Shares equal to the “In-the-Money Amount”, being the amount by which the exercise price of the applicable Ely Option exceeds the Cash Consideration, with the number of Ely Shares being equal to such amount divided by the Cash Consideration; and (ii) each warrant to purchase an Ely Share that is outstanding immediately prior to the effective time of the Arrangement will thereafter represent the right of the holder thereof to receive on valid exercise thereof (including payment of the applicable exercise price under such warrant to the Company), in lieu of the Ely Shares that would have otherwise been issuable thereunder, such number of GRC Shares and, as applicable, any cash per Ely Share that holders of Ely Shares that elect the Share Alternative receive under the Arrangement.

Ely Gold intends to call a meeting of shareholders to be held in August 2021 to seek shareholder approval for the Arrangement (the “Ely Gold Meeting”). Completion of the Arrangement will require: (i) approval of at least 66 2/3% of the votes cast at the Ely Gold Meeting, and (ii) approval of a simple majority of the votes cast by Ely shareholders at the Ely Gold Meeting, excluding votes from certain management shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Completion of the Arrangement is also subject to the receipt of requisite court and stock exchange approvals, and other customary closing conditions for transactions of this nature.

The Agreement provides for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow Ely Gold to consider and accept a superior proposal, subject to a “right to match period” in favour of the Company. The Agreement also provides for a termination fee of C$10 million to be paid by Ely Gold to the Company is the Agreement is terminated in certain specified circumstances. The Company is also entitled to expense reimbursement in the amount of C$2 million payable if the Agreement is terminated in certain circumstances. Ely Gold is also entitled to expense reimbursement in the amount of C$2 million payable if the Agreement is terminated in certain circumstances.

The directors and senior officers of Ely Gold, holding in aggregate approximately 5% of the issued and outstanding common shares of Ely Gold, have entered into voting support agreements with the Company, pursuant to which they have agreed to vote their shares in favour of the Arrangement at the Ely Gold Meeting. In addition, Eric Sprott, who indirectly beneficially owns, in the aggregate, approximately 22% of the issued and outstanding shares of Ely Gold, has entered into a voting support agreement with the Company, pursuant to which he has agreed to vote his shares in favour of the Arrangement at the Ely Gold Meeting.

A copy of the Arrangement Agreement has been filed under the Company’s profile on SEDAR at www.sedar.com. The above summaries of the Arrangement Agreement is qualified in its entirety by the full text of the Arrangement Agreement.

Further information regarding the Arrangement will be contained in a management information circular to be prepared in connection with the Ely Gold Meeting and filed by Ely Gold under its profile on SEDAR at www.sedar.com at the time it is mailed to Ely Gold shareholders.

The parties are working towards closing the Arrangement in the third quarter of 2021.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

David Garofalo
Chairman, President and Chief Executive Officer
Telephone: (604) 396-3066

9.	Date of Report:

July 2, 2021

Certain of the information contained in this document constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transaction and the Arrangement; the ability of the parties to satisfy the conditions to closing of the Arrangement; and the anticipated timing thereof; and the anticipated timing, benefits and effects of the completion of the Arrangement, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder, court and regulatory approvals, exercise of any termination rights under the Agreement, any inability to satisfy the other conditions in the Arrangement Agreement; and any inability of the parties to realize the benefits of the proposed transaction. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.